March 7, 2022

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Notice of Disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Santander Holdings USA, Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2021, which was submitted to the Securities and Exchange Commission on March 7, 2022 .

Very truly yours,
/s/ Gerard A. Chamberlain
Name: Gerard A. Chamberlain

Title: Senior Deputy General Counsel and Executive Vice President